EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Hedge Fund Guided Portfolio Solution

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$16,921,709.30(1)	0.0000927%	$1,568.64(2)
Fees Previously Paid
Total Transaction Valuation	$16,921,709.30(1)
Total Fees Due for Filing			$1,568.64

Total Fees Previously Paid			—
Total Fee Offsets			—

Net Fee Due			$1,568.64

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of August 1, 2022.

(2)	Calculated at $92.70 per $1,000,000 of the Transaction Value.